Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-68283
August 18, 2006
AMB PROPERTY CORPORATION
SERIES P CUMULATIVE REDEEMABLE PREFERRED STOCK
Final Term Sheet
Issuer:  AMB Property Corporation (AMB)
Security:  6.85% Series P Cumulative Redeemable Preferred Stock
Size:  2,000,000 shares
Type of Security:  SEC Registered - Registration Statement No. (333-68283)
Public Offering Price:  $25.0000 per share; $50 million total
Underwriting Discounts and Commissions:  $0.7875 per share; $1,575,000 total
Proceeds to the Company, before expenses:  $24.2125 per share; $48,425,000 total
Estimated Company Expenses:  $450,000, other than underwriting discounts and commissions
Expected net proceeds after deducting underwriting discounts and commissions and estimated transaction expenses payable by the Company:  $47,975,000

Bookrunners:	A.G. Edwards & Sons, Inc. and J.P. Morgan Securities Inc.

Allocation:	A.G. Edwards & Sons, Inc.
J.P. Morgan Securities Inc.
BB&T Capital Markets, a Division of Scott & Stringfellow, Inc.
Ferris, Baker Watts, Incorporated
KeyBanc Capital Markets, a Division of McDonald Investments Inc.
	Stifel, Nicolaus & Company, Incorporated	960,000 960,000 20,000 20,000 20,000 20,000
Dividend Rights:	6.85% of the liquidation preference per annum; $1.7125 per annum per share; cumulative from August 25, 2006
First Dividend Payment Date:  January 16, 2007
Redemption:  The shares may not redeemed until on or after August 25, 2011
Settlement Date:  August 25, 2006 (T+5)
Delivery Date:  August 25, 2006
Selling Concession:  Not to exceed $0.50 per share
Reallowance to other dealers:  Not to exceed $0.45 per share
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-278-5373.